EXHIBIT 17.1

December 8, 2022

Mr. Jeff Geygan

Chairman of the Board of Directors

Rocky Mountain Chocolate Factory

Dear Jeff,

I am thankful for the opportunity to serve Rocky Mountain Chocolate Factory and its shareholders as a Board member and Chair of the Compensation committee. It is with shareholder interest in mind that I regret to inform you that I will be resigning from the Board of Directors. It has become increasingly difficult to bridge shareholder voice to Board strategy.

Given the progress that has been made within the compensation committee and with fiduciary responsibility in mind I will await the nomination of a new Compensation committee chair and/or new Board member appointment. This will guarantee continuity and a correct transition with a not to exceed date of end of this fiscal year.

Sincerely,

/s/ Gabriel Arreaga

Gabriel Arreaga

Cincinnati, Ohio

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